UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number 001-31240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN OF NEWMONT

(Title of Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

1700 Lincoln Street

Denver, Colorado 80203

(Principal Executive Office)

Newmont

Retirement Savings Plan of Newmont

Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006 and Supplemental Schedule as of December 31, 2007.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Retirement Savings Plan of Newmont

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Newmont (the “Plan”) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Newmont as of December 31, 2007 and 2006 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Causey Demgen & Moore Inc.

Causey Demgen & Moore Inc.

Denver, Colorado

June 27, 2008

Newmont

Retirement Savings Plan of Newmont

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2007	2006
Assets
Investments, at fair value:
Investments in registered investment companies	$245,775,716	$223,330,613
Investments in employer stock	47,772,479	45,792,048
Investments, at estimated fair value:
Loans to participants	8,693,644	8,017,570

Net assets available for plan benefits	$302,241,839	$277,140,231

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan of Newmont

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2007	2006
Additions to net assets attributed to Investment income
Dividend income, common stock	$406,540	$391,132
Dividend income, registered investment companies	13,177,853	9,430,237
Interest income, participant loans	641,548	518,383
Net appreciation in the fair value of investments (Notes 2 and 3)	8,700,568	9,619,166
Other additions	16,191	26,161

Net investment gain	22,942,700	19,985,079

Contributions (Note 1)
Employer, net of forfeitures applied	12,440,095	11,495,643
Participant	18,165,401	16,780,850
Rollover	818,070	1,424,048

Total contributions	31,423,566	29,700,541

Transfers in from Retirement Savings Plan for Hourly-Rated Employees of Newmont	157,708	148,018

Total additions	54,523,974	49,833,638

Deductions from net assets attributed to
Payment of benefits	(29,295,295)	(23,203,798)
Administrative and other expenses	(112,122)	(158,126)
Transfers out to Retirement Savings Plan for Hourly-Rated Employees of Newmont	(14,949)	(2,037)

Total deductions	(29,422,366)	(23,363,961)

Increase in net assets	25,101,608	26,469,677
Net assets available for plan benefits at beginning of year	277,140,231	250,670,554

Net assets available for plan benefits at end of year	$302,241,839	$277,140,231

The accompanying notes are an integral part of these financial statements.

1.	Description of the Plan

The following description of the Retirement Savings Plan of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective July 1, 1974 by Newmont Mining Corporation (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2005, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc. (“Trustee”).

The Plan is administered by the Administration Committee (the “Administration Committee”). The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. The Investment Committee, which consists of members appointed by the Company’s Board of Directors, reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees scheduled to work 1,000 hours or more per year are eligible to participate in the Plan after performing one hour of service. Other employees are eligible to participate in the Plan after one year of service in which they complete 1,000 hours of service as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $15,500 and $15,000 on a pre-tax basis for the 2007 and 2006 Plan years, respectively. On January 1, 2006, the Company amended the plan to allow for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions are limited to a maximum of $12,000 per participant for 2007 and 2006.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contributions in the Plan for 2007 and 2006 was $5,000.

In addition, the maximum contributions and other additions (including all other plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $47,000 (2007) and $42,000 (2006) or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined as the participant’s contributions, the Company’s matching contributions and retirement contributions.

Hourly non-union employees receive an additional retirement Company contribution equal to 2% for periods prior to June 2, 2003; thereafter, the retirement Company contribution is equal to 4.5% to 7.0%, based on years of service, to the participant’s Retirement Contribution Account. Retirement contributions are subject to and included with the contribution limit, as described above. Retirement contributions are participant directed.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. An hourly non-union participant whose employment commencement date was on or after January 1, 1998, has a vested and non-forfeitable interest in their retirement contributions account upon completion of five years of service. However, amounts held in retirement contribution accounts for employees employed from and after January 1, 2007 should be vested 20% after one year, 40% after 2 years, 60% after 3 years and 100% after 4 years. Additionally, participants become fully vested in Company contributions upon death, disability or retirement.

Non-vested balances of employees who terminate are forfeited and shall be used to reduce subsequent Company contributions to the Plan and administrative expenses of the Plan paid by the trustee.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. Effective April 1, 2007, participants may not elect to increase their investments in Company stock in excess of 20%.

Payment of Benefits and Withdrawals

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances less than $1,000 are required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances of $1,000 or more may choose to leave their account balances in the Plan.

Loans

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is determined by the Trustee based on commercial lending rates at the date of the loan, and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination, termination with respect to a group or class of participants (“partial termination”) or a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and non-forfeitable.

2.	Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and a Company stock fund, which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Payments of Benefits

Payments of benefits are recorded on the accrual basis of accounting.

Plan Expenses

The Company pays administrative expenses on behalf of the Plan through the use of forfeitures and other payments.

Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees, legal fees and annual loan fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee and do not flow through the Plan.

3.	Investments

Plan participants have the following investment options: Templeton Developing Markets Trust – Class I Shares, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund, Vanguard Explorer Fund, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard PRIMECAP Fund, Vanguard Prime Money Market Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Target Retirement 2005 Fund, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

The fair value of individual investments that represented 5% or more of the Plan’s net assets in either 2007 or 2006 as of December 31, were as follows:

	2007		2006
Investment Funds
Vanguard 500 Index Fund Investor Shares		$44,313,025	$45,230,894
Vanguard Capital Opportunity Fund	*	14,947,461	14,447,918
Vanguard International Growth Fund		16,051,043	14,398,546
Vanguard LifeStrategy Moderate Growth Fund		21,646,022	20,304,969
Vanguard Prime Money Market Fund		40,455,463	35,736,787
Vanguard Wellington Fund Investor Shares		15,495,992	14,634,079
Newmont Mining Stock Fund		47,772,479	45,792,048

*	The fair value of these investments represent less than 5% of the Plan’s net assets as of December 31, 2007.

The reconciliation of net appreciation in fair value of the Plan’s investments as of December 31, were as follows:

	2007	2006
Net realized gain (loss) on sale of assets, common stock	$178,921	$(310,128)
Net realized gain on sale of registered investment companies	1,810,528	1,310,720
Unrealized appreciation (depreciation) of assets, common stock	3,776,758	(7,360,805)
Unrealized appreciation of registered investment companies	2,934,361	15,979,379

Net appreciation of fair value of the Plan’s investments	$8,700,568	$9,619,166

4.	Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on December 5, 2002. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

5.	Related Party Transactions

The Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $112,122 and $158,126 for the years ended December 31, 2007 and 2006, respectively.

Plan-related expenses of $8,936 and $24,563 were paid by the Company for the years ended December 31, 2007 and 2006, respectively.

Newmont

Retirement Savings Plan of Newmont

Schedule of Assets (Held at End of Year)

	Cost	Current Value Year Ended December 31, 2007
Investment Funds:
Templeton Developing Markets Trust - Class I Shares	**	$12,573,485
*Vanguard 500 Index Fund Investor Shares	**	44,313,025
*Vanguard Capital Opportunity Fund	**	14,947,461
*Vanguard Explorer Fund	**	3,467,346
*Vanguard Extended Market Index Fund Investor Shares	**	6,439,231
*Vanguard International Growth Fund	**	16,051,043
*Vanguard LifeStrategy Conservative Growth Fund	**	7,315,256
*Vanguard LifeStrategy Growth Fund	**	10,984,708
*Vanguard LifeStrategy Income Fund	**	2,693,667
*Vanguard LifeStrategy Moderate Growth Fund	**	21,646,022
*Vanguard PRIMECAP Fund	**	7,706,372
*Vanguard Prime Money Market Fund	**	40,455,463
*Vanguard Small-Cap Index Fund Investor Shares	**	4,422,522
*Vanguard Target Retirement 2005 Fund	**	75
*Vanguard Target Retirement 2010 Fund	**	1,127,711
*Vanguard Target Retirement 2015 Fund	**	997,938
*Vanguard Target Retirement 2020 Fund	**	596,840
*Vanguard Target Retirement 2025 Fund	**	450,014
*Vanguard Target Retirement 2030 Fund	**	428,899
*Vanguard Target Retirement 2035 Fund	**	684,970
*Vanguard Target Retirement 2040 Fund	**	190,349
*Vanguard Target Retirement 2045 Fund	**	152,586
*Vanguard Target Retirement 2050 Fund	**	290,029
*Vanguard Target Retirement Income Fund	**	170,833
*Vanguard Total Bond Market Index Fund	**	14,287,618
*Vanguard Total International Stock Index Fund	**	6,318,713
*Vanguard Wellington Fund Investor Shares	**	15,495,992
*Vanguard Windsor II Fund Investor Shares	**	11,567,548

		245,775,716

Employer Stock:
*Newmont Mining Stock Fund	**	47,772,479
*Participant Loans (a):
Interest rates ranging from 5.0% to 10.5%	—	8,693,644

Total		$302,241,839

*	Represents a party-in-interest

**	Cost omitted for participant-directed investments.

(a)	The interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan of Newmont

Date: June 27, 2008	/s/ Roger P. Johnson
Roger P. Johnson, Vice President and Controller Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore Inc.